Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 11, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	BioPharma Manufacturing Solutions, Inc.
Amendment to Form 8-K (originally filed October 18, 2012)

File No. 000-54423

Amendment to Form S-1 (originally filed October 18, 2012)

File No. 333-184494

Dear Ms. Timmons-Pierce:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Forms 8-K and S-1 (each originally filed on October 18, 2012) for BioPharma Manufacturing Solutions, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the combined comment letter dated November 13, 2012 (the “Comment Letter”) in response to the initial filings of the Form S-1 and Form 8-K in October 2012. Many of the comments in the Comment Letter pertain only to the Form S-1, whereas some comments apply to both the Form S-1 and the Form 8-K. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Registration Statement on Form S-1

General

1. Please make corresponding changes to your Form 8-K disclosure filed on October 18, 2012, as appropriate.

Response: In addition to providing the responses below, we have made conforming revisions to the Form 8-K (as applicable) based on the responses below and revisions to the Form S-1. The amended Form 8-K is being filed concurrently herewith.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to describe how and when a company may lose emerging growth company status.

Response: We have noted on the cover page of the prospectus in the Form S-1 that the Company is an “emerging growth company” under the JOBS Act. Regarding the loss of such status, we did disclose in our previous draft how and when the loss of such status can occur within “The Company – Jumpstart Our Business Startups Act,” however, we have now also repeated that disclosure at the end of the risk factor that starts “The recently enacted JOBS Act will also allow the Company to postpone…”

3. Please revise your Form 8-K to include Item 1.01.

Response: We have added Item 1.01 to the Form 8-K.

4. Please include interim financial statements for the period ended September 30, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Response: As requested, in this instant S-1 filing, the Company has included the interim financial statements of September 30, 2012 for Biopharma Manufacturing Solutions, Inc.

The Company understands the requirement to update the interim financial statements in accordance with Rule 8-08 of Regulation S-X and will provide the updated carve-out financial statements upon successfully obtaining waiver from CF-OCA at the time of the next amendment to the Form S-1.

5. Please revise your Form S-1 to disclose the following:

•	The dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K;

•	The need for government approval of principal products or services, including the status of such approval for any government approval that is necessary but that you have not yet received. See Item 101(h)(4)(viii) of Regulation S-K;

•	The effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K; and

•	The costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K

Response: We have added a risk factor to note the Company’s one significant customer relationship, and we have also noted this fact in “The Business – The Company’s Presence in the Market.” In addition, we have addressed government approvals, government regulations and compliance with environmental laws in a new section, “The Business – Governmental Regulations.”

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History, page 4

6. We note that you indicate that the term “Company” means BioPharma Manufacturing Solutions, Inc. as of and following the date of its acquisition of BPECS, which according to your disclosure did not occur until October 11, 2012. However, you state that in August 2011, the “Company” implemented the change of control. Please review the defined terms and revise your disclosures as appropriate.

Response: We note the apparent confusion from the use of defined terms. We have revised the Form S-1 to eliminate these purportedly confusing definitions and revised the disclosures as needed throughout the document.

Business, page 5

7. We note that you indicate that the acquisition of BPECS did not include GMR’s manufacturing components or equipment. However, the following are several references to the Company’s existing manufacturing capabilities:

•	“In addition to growing its existing organic business, the Company will expand its existing manufacturing capabilities and grow its own line of biopharmaceutical process…” Page 5

•	“Finally, the Company is leveraging its technology transfer and manufacturing expertise to contract or build its own modular clinical scale manufacturing facility.” Page 5

•	“The Company has a 16-year successful business track record (as part of GMR) in delivering turnkey, fast-track, on-time, quality manufacturing processes and equipment.” Page 14

Please clarify if the Company currently has existing manufacturing capabilities or whether the Company will be establishing such capabilities.

Response: The Company is not currently manufacturing equipment, but plans to in the future design, build and market its own line of proprietary manufacturing equipment. The manufacturing and engineering expertise of the Company acquired through BPECS will be directly applied to the design and build of the Company’s biopharmaceutical process equipment in the future. We have revised the disclosure in the sub-sections noted above to clarify that the Company does not currently possess existing manufacturing capabilities, but instead plans to establish such capabilities in the future based on its manufacturing experience and knowledge (which was gained by BPECS during the time BPECS was a part of GMR).

8. We note that you indicate the Company plans to expand its existing manufacturing capabilities and grow its own line of biopharmaceutical process equipment and automation systems. Please provide the following information: (i) milestones that need to be achieved to effect the expansion and growth; (ii) principal steps and timetables in accomplishing those milestones; (iii) anticipated costs associated; (iv) source of funding; and (v) significant conditions in accomplishing the milestones.

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Response: The explanations and additional disclosure are provided in a new sub-section entitled “The Business – Manufacturing Capabilities and Equipment Product Expansion.”

Risk Factors, page 7

9. Please include a risk factor that the Company may not be able to obtain financing to carry out its business plan.

Response: The risk factor has been added under the following heading: “The Company may not be able to obtain capital necessary to carry out its intended business plans and operations.”

10. We note your disclosure that BPECS only had one client for the six month period ended June 30, 2012 and only two clients for six months ended June 30, 2011. Please revise your disclosure to include a client concentration risk.

Response: We have added a risk factor under the following heading in order to address this risk: “The Company only has one significant customer relationship, which exposes the Company to a substantial client concentration risk.”

11. Please define the term “Shares” in the Form 8-K.

Response: We have made the corresponding revisions in the Form 8-K to address this comment.

The Company’s operations business may not perform well as an entity separate from GMR, pg. 7

12. Please disclose if the new purchase order is from a client inherited from BPECS or through the Company’s relationship with GMR.

Response: We have appended disclosure at the end of this risk factor to note that the purchase order was initially received by the Company due to GMR’s relationship with the client, but subsequently, the Company has provided the actual services associated with the contract and now holds a direct substantive relationship with the client independent and clear of GMR.

Government regulation could negatively impact the business, page 8

13. Please provide a description of the types of regulatory bodies that could negatively impact the business.

Response: While it is possible that governmental regulations could have a negative impact on the business in the future, the Company does not currently anticipate any such regulations that would be expected to have an adverse impact. As noted in the updated disclosure in the Form S-1, the FDA is the regulatory body that could potentially have a significant impact on the business of the Company in the future.

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The Business, page 14

14. Please review the disclosure throughout this section and ensure that you identify the source(s) for the information you provide. In this regard, we note that you have provided numerous factual statements, but you do not indicate whether the source of this information is management’s belief or another source. For example, we note that you on page 14 you indicate that the “the global pharmaceutical market will reach $980 billion in 2012.” Where such information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources please provide us with copies of these sources, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable.

Response: We have revised the disclosure in these sections of the Form S-1 to indicate that the statistics and data are based on the Company management’s beliefs and reasonable estimates (and we have noted the basis for the beliefs). Where applicable, we have also cited the sources that underlie the management’s beliefs and estimates.

Reports that are mentioned in this section can be located at the following:

http://pharmalicensing.com/public/news/viewNewsML/7618/Pharmaceutical_Contract_Manufacturing_Revenues_Will_Reach_64_07bn_in_2016_Says_Latest_Visiongain_s_Report

http://www.visiongain.com/report/663/pharmaceutical-contract-manufacturing-world-market-outlook-2011-2021

http://www.industrialinfo.com/marketcoverage.jsp?pagerequest=marketcoverage07p

IMAP_PharmaReport_8_272B8752E0FB3, “Pharmaceuticals and Biotech Industry Global Report”, 2010, pages 3-4.

Competition, page 16

15. Please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of the Company’s competitive position.

Response: We have provided revised/additional disclosure in the section entitled “The Business – Competition.”

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Relationship with GMR, page 17

16. Please expand your discussion to include the impact on the Company if GMR were to compete with the Company or did not refer business to the Company.

Response: The Company does not expect that GMR would compete for business with the Company. Although the Company is not dependent on any referral relationship with GMR for business, the Company would avail itself of its relationship with GMR when it may be to the benefit of Company. However, to address the concerns noted in this comment, additional disclosure is provided in the section “The Business – Relationship with GMR.”

Revenues, page 17

17. We note your disclosure that the Company has limited revenues to date and minimal profit as of the present. We also note your disclosure that the Company generated no revenues during the six month period ending on June 30, 2012. Please confirm that the Company has not generated revenue and profits since the six month period ending on June 30, 2012. Please reconcile any inconsistent statements.

Response: The Company did not generate any revenues during the six month period ending on June 30, 2012. However, the Company did generate revenues and a limited profit as of October 2012, at the time the Form S-1 was initially filed. Hence, the specific disclosure in the Form S-1, while seemingly contradictory, is actually correct, since the Company did not generate revenues or profits through the first half of 2012, but did generate revenues as of October 2012 from its first purchase order from its one customer relationship (the revenue is expected to be booked by BPECS in either the third or fourth quarter of 2012). The disclosure in the Form S-1 has nevertheless been revised to indicate that the Company did not generate any revenues or profits for the six months ended June 30, 2012.

Equipment Financing, page 17

18. Please revise your disclosure to include a discussion on how the Company anticipates obtaining equipment financing.

Response: The additional disclosure is included under the sub-heading “Equipment Financing” in the Form S-1.

Strategic Partners and Suppliers, Page 17

19. Please clarify whether the Company requires any special or customized raw materials in its business. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company does not require any special or customized raw materials in its business. The applicable revised/additional disclosure is included under section entitled “The Business – Strategic Partners and Suppliers” in the Form S-1.

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Acquisition, page 18

20. You disclose that via a stock-for-assets transaction you acquired BPECS, a component of GMR. The acquisition was effected through the issuance of 1,000,000 shares of common stock for certain assets of GMR. Please address the following:

•	We note your disclosure on the face of the pro forma balance sheets as well as the footnotes to the carve-out financial statements of BPECS that no assets or liabilities were transferred. As such, please clarify what exactly was acquired in this transaction. In this regard, we note your disclosure that “BPECS consists of components of GMR which comprise its consulting, design and engineering services.” Please address whether you acquired service contracts from GMR and, if so, please provide us with the specific nature and terms of these contracts.

•	Please clearly demonstrate how you determined that the acquisition of BPECS constituted the acquisition of a business. Refer to Rule 11-01(d) of Regulation S-X, ASC 805-10-25-1 and ASC 805-10-55-4 through 9.

•	We note that you have provided statements of revenue and direct expenses for BPECS which appear to be in lieu of the financial statements required by Rule 8-04 of Regulation S-X. We note that the presentation of such financial statements is an accommodation that must be requested by the Company and granted by CF-OCA and such request should have been made prior to the filing of your S-1. Please note that an accommodation is premised on your ability to identify all costs directly associated with producing revenues of the acquired component. We will withhold issuing comments on the form and content of the statements of revenue of direct expenses for BPECS until (i) we understand the nature of what was transferred in this transaction and (ii) you have been granted a waiver by CF-OCA. See SAB Topic 1.B.1 for further guidance.

•	Please tell us whether you had access to audited financial statements for GMR as of December 31, 2011 and, if so, address whether GMR reflected the BPECS component as a separate operating segment under ASC 280.

•	You disclose that since August 2011, you and GMR have been operating under common control. Per your disclosures, Gary Riccio is the sole owner of GMR but only holds 28% of the outstanding common stock of BioPharma Manufacturing Solutions. As such, it is unclear how common control existed between these entities. Please advise. Refer to ASC 805-50-15 for guidance.

Response: We address each of these issues noted in your comment below.

The Company’s management understands that a “business” for purposes of Rule 3-05 of Regulation S-X is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in Regulation S-X Rule 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, Rule 11-01(d) under Regulation S-X requires registrants to consider the following:

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Will the nature of the revenue producing activity generally remain the same? In this case, it is the Company management’s intent for Biopharma to generate revenue using significantly the same revenue producing activity historically used in BPECS, which is the biotechnology process engineering consulting business.

BioPharma will generate revenue from providing engineering and consulting services to the Biotech and Pharmaceutical industry. These activities will include:

•	Technical transfer and scale-up services to take development stage drugs from small scale, laboratory and pilot plant manufacturing to larger, commercial scale manufacturing.
•	Process design and specification for both new and legacy drug manufacturing processes.
•	Programming and automation services for the computers systems which control the drug manufacturing process.
•	Process validation services for validating manufacturing processes and the computer systems that monitor and control the manufacturing process.
•	Process engineering services to help clients resolve their FDA-related manufacturing compliance issues (483s, Warning Letters) by performing investigations to determine root cause of problem, implement corrective action to resolve problem and putting in place preventative measures to prevent future occurrence.

Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition? BPECS has one employee apart from Gary Riccio (who is the sole officer of Biopharma). This employee and the contractors BPECS historically used will also be contracted for Biopharma work as necessary. Also, production techniques will not materially change between BPECS and Biopharma.

ASC 805-55-4 defines a business as consisting of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees. BPECS, through its sole owner Gary Riccio, has the ability to obtain the necessary rights to be able to perform the operations of the business and create outputs when the bioengineering process is applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create, outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs. BPECS consists of a series of processes that allow it to produce its revenues and incur the direct expenses to incur those revenues.

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c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. The output of BPECS consists of the net profits directly benefiting its sole owner, Gary Riccio.

With respect to the other bullets in the comment from the Commission, please note that the Company’s management does not have access to any audited financial statements for GMR, as of December 31, 2011. In addition, the Company’s management understands that a waiver must be granted by CF-OCA and will seek such waiver upon the clearance of these comments by the Commission. Finally, please note that Gary Riccio is the sole officer (President) and director of the Company, makes all management decisions, executes the Company’s business plan and serves as the executive and decision maker in all matters relating to the Company’s business. No other individual shareholder owns more than 10% of the Company. Mr. Riccio, by serving as management and largest shareholder of 28% of the Company, effectively controls the Company.

Security Ownership of Certain Beneficial Owners and Management, page 24

21. Please provide all information required by Item 403 of Regulation S-K, including, but not limited to, the address for each beneficial owner.

Response: As requested by this comment, the additional information regarding each beneficial owner has been included in the Form S-1.

22. We note that in your disclosure that you indicate that the Company issued: (i) 3,000,000 shares of common stock to Mr. Riccio pursuant to a change of control; (ii) 25,000,000 shares of common stock to him pursuant to the Company’s Regulation D offering; and (iii) 1,000,000 shares of common stock to GMR (an entity solely owned by Mr. Riccio) in connection with the acquisition of BPECS, which would appear to bring his total ownership to 29,000,000 shares of common stock of the Company. However, Mr. Riccio is listed as owning 26,000,000 shares of common stock of the Company. Please explain the discrepancies in the calculations.

Response: The total number of shares owned by Mr. Riccio is correctly listed as 26,000,000 shares of common stock. Mr. Riccio was only issued 22,000,000 shares of common stock (not 25,000,000 shares of common stock) in the Regulation D offering, and this correction has been included in the Form S-1 attached herewith. Accordingly, Mr. Riccio’s total ownership consists of 22,000,000 shares issued in the Regulation D offering, 3,000,000 shares issued in the change of control transaction, and 1,000,000 shares issued in the Acquisition of BPECS.

Certain Relationships and Related Transactions, page 25

23. We note your disclosure that the Company remitted payments aggregating $21,840 on behalf of GMR and that GMR has agreed to pay those funds back to the Company in 2012. Please revise your disclosure to include a discussion about the arrangement of such repayment and any other anticipated payments to be made by the Company on behalf of GMR.

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Response: The Company acquired equipment pursuant to an understanding that it had with GMR, but the parties subsequently decided to cancel their arrangement. As a result, GMR reimbursed the Company for the cost of such equipment. No other payments are currently anticipated to be made by the Company on behalf of GMR. Applicable disclosure has been added in this section to describe these matters.

Selling Shareholders, page 27

24. We note that in footnote 2 that the first numeric reference should be 72,000,000 instead of 94,000,000. Please revise your disclosure as appropriate.

Response: We have revised the footnote in the Form S-1 to correct this reference.

Unaudited Pro Forma Combined Financial Information, page 6

Unaudited Pro Forma Combined Balance Sheets, pages 7-8

25. We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. In addition, you have presented pro forma combined balance sheets as of March 31, 2012 and December 31, 2011 elsewhere in the filing. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet. Given that you need to include financial statements for the period ended September 30, 2012, please revise to only present a pro forma balance sheet as of September 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

Response: Response: The Company understands the requirement to update the interim pro forma financial statements in accordance with Rule 8-05(b)(2) of Regulation S-X. The Company will complete the pro forma statements upon successfully obtaining waiver from CF-OCA for statements of revenue and direct expenses.

26. We note that you have presented pro forma combined statements of income for the three months ended June 30, 2012 and 2011 and six months ended June 30, 2012 and 2011. In addition, you have presented pro forma statements of income for the three months ended March 31, 2012 and twelve months ended December 31, 2011 elsewhere in the filing. Please note that you should only present pro forma statements of income for the latest fiscal year and interim period. Given that you need to include financial statements for the period ended September 30, 2012, please revise to present pro forma statements of income for the year ended December 31, 2011 and the nine months ended September 30, 2012. Refer Rule 8-05(b)(2) of Regulation S-X.

Response: The Company understands the requirement to update the interim pro forma financial statements in accordance with Rule 8-05(b)(2) of Regulation S-X. The Company will complete the pro forma statements upon successfully obtaining waiver from CF-OCA for statements of revenue and direct expenses.

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Item 1 – Financial Statements for the Period Ended June 30, 2012

General

27. Given your status as a development stage company, please present within your interim financial statements a statement of changes in stockholders’ equity that includes all activity from your inception through September 30, 2012. Refer to ASC 915-215-45-1. Please also present a statement of changes in stockholders’ equity in your future Forms 10-Q.

Response: The Company acknowledges under ASC 915-215-45-1 the requirement to present a statement of stockholders equity from inception to the latest balance sheet date. The Company plans to include such statement in the next amendment to Form S-1 and in future Form 10-Q filings.

Note 4 Common Stock, page 9

28. We note in your disclosure that on April 20, 2011 the Company issued 20,000,000 common shares to two directors and officers (James Cassidy and James McKillop). However, the Form 3s filed for each of these individuals suggests that they acquired their shares on August 3, 2011. Please reconcile any inconsistencies.

Response: The shares were indeed issued in April 2011 to each of Mr. Cassidy and Mr. McKillop, however, the Form 3 date of August 3, 2011 reflects the date on which the Form 10 earlier filed by the Company became effective (and the Company became a reporting company at that time, thus resulting in the need for the Company to file Form 3 reports; no Form 3 filing was needed prior to such time).

Item 15. Recent Sales of Unregistered Securities, page 29

29. We note your disclosure that from August 31, 2011 through June 30, 2012 the Company issued 89,500,000 shares of common stock to certain individuals pursuant to executed subscription agreements under a Regulation D offering. You state that the Company has filed a Form D with the Securities and Exchange Commission with respect to the Regulation D private offering. We are not able to locate the Company’s Form D filing. Please advise where we can find the Company’s Form D filing.

Response: The Form D has been filed as of January 2013, and we confirm that the Form D is listed as part of the Company’s public filings accessible online.

Item 16 Exhibits, page 30

30. We note your disclosure that the shareholders of the Company approved the increase of the number of authorized shares of common stock from 100,000,000 to 150,000,000. Please explain why you never filed either a proxy statement or an information statement relating to the approval of the increase of the number of authorized shares of common stock. To the extent you plan to incorporate exhibits by reference, please identify the filing in which it may be found.

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Response: The increase in authorized shares was adopted pursuant to corporate resolution per applicable Delaware corporate law. At the time of the increase, the Company only had two shareholders (Mr. Cassidy and Mr. McKillop), and as such, the Company did not file either a proxy statement or information statement.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 8-K and S-1 filed herewith together address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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